UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXETER RESOURCE CORPORATION

(Name of Subject Company (Issuer))

GOLDCORP INC.

(Names of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Charlene Ripley

Randall Chatwin

Goldcorp Inc.

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David S. Stone John J. Koenigsknecht Neal Gerber & Eisenberg LLP 2 North LaSalle Street, Suite 1700 Chicago, IL 60602-3801 (312) 269-8000	Paul Stein Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$174,154,246.70	US$20,184.48

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.82, which is the average of the high and low sale prices of Exeter Resource Corporation’s common shares (the “Common Shares”) as reported on the NYSE MKT on April 12, 2017, and (ii) 95,952,753, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible securities for Common Shares).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$20,184.48	Filing Party: Goldcorp Inc.
Form or Registration No: F-10	Date Filed: April 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13d under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Goldcorp Inc. (“Goldcorp”), a corporation organized under the laws of the Province of Ontario.

This Schedule TO relates to the offer to purchase (the “Offer”) by Goldcorp for all of the issued and outstanding common shares (the “Common Shares”) of Exeter Resource Corporation (“Exeter”), a company incorporated under the laws of the Province of British Columbia.

As of the date hereof, Goldcorp and its affiliates do not own directly or indirectly any Common Shares.

The information set forth in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular as a prospectus (the “Prospectus”), and also has filed or will file the Offer to Purchase and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Item 1.	Summary Term Sheet.

The information set forth under “Summary of the Offer” in the Offer to Purchase and Circular is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company is Exeter Resource Corporation, a company incorporated under the laws of the Province of British Columbia. The executive office of Exeter is located at Suite 1690 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, Canada, telephone (604) 688-9592.

(b)	The class of securities to which this statement relates is the Common Shares of Exeter, of which 92,272,753 were issued and outstanding as of April 20, 2017, of which none were owned by Goldcorp and its affiliates.

(c)	The information set forth under the section entitled “Circular – Exeter” in the Offer to Purchase and Circular is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	This Schedule TO is filed by Goldcorp, a corporation organized under the laws of the Province of Ontario. The executive offices of Goldcorp are located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8, (604) 696-3000. The information set forth under “Circular – The Offeror” in the Offer to Purchase and Circular is incorporated herein by reference.

(b)	The information set forth under “Circular – The Offeror” in the Offer to Purchase and Circular is incorporated herein by reference.

(c)	The information set forth under “Circular – The Offeror” in the Offer to Purchase and Circular and in Schedule B to the Offer to Purchase and Circular entitled “Certain Information Regarding Executive Officers and Directors of the Offeror” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii)	The information set forth under “Summary of the Offer”, “Offer to Purchase – The Offer”, “Offer to Purchase – Time for Acceptance”, “Offer to Purchase –Manner of Acceptance”, “Offer to Purchase – Extension, Variation or Change in the Offer”, “Offer to Purchase – Take Up of and Payment for Deposited Shares” and “Offer to Purchase – Right to Withdraw Deposited Shares” in the Offer to Purchase and Circular is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in the Offer to Purchase and Circular under “Circular – Comparison of Shareholder Rights” is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in the Offer to Purchase and Circular under “Circular – Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Except as described in the Offer to Purchase and Circular under “Circular – Background to the Offer”, during the past two years there have not been any negotiations, transactions or material contacts between Goldcorp or, to the best knowledge of Goldcorp, any of the persons listed in Schedule B to the Offer to Purchase and Circular, on the one hand, and Exeter or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

(b)	The information set forth in the Offer to Purchase and Circular under “Circular – Background to the Offer” is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(a), (c)(1) - (7)	The information set forth in the Offer to Purchase and Circular under “Summary of the Offer”, “Circular – Background to the Offer”, “Circular – Purpose of the Offer and Plans for Exeter”, “Circular – Reasons to Accept the Offer”, “Circular – Risk Factors Related to the Offer”, “Circular – Source of Funds”, “Circular – Effect of the Offer on the Market for Exeter Shares; Stock Exchange Listing and Public Disclosure” and “Circular – Acquisition of Exeter Shares Not Deposited Pursuant to the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or other Consideration.

(a), (b), (d)	The information set forth in the Offer to Purchase and Circular under “Offer to Purchase –The Offer” and “Circular – Source of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of Subject Company.

(a)	Except as set forth under “Circular – Ownership of and Trading in Exeter Shares” in the Offer to Purchase and Circular, neither Goldcorp nor, to the best knowledge of Goldcorp, any of the persons listed in Schedule B to the Offer to Purchase and Circular, or any majority-owned subsidiary of Goldcorp, beneficially owns any equity security of Exeter.

(b)	Except as set forth under “Circular – Ownership of and Trading in Exeter Shares” in the Offer to Purchase and Circular, neither Goldcorp nor, to the best knowledge of Goldcorp, any of the persons listed in Schedule B to the Offer to Purchase and Circular, or any majority-owned subsidiary of Goldcorp, has effected any transaction in any equity security of Exeter during the past 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the introduction and under “Circular – Other Matters Relating to the Offer” and “Circular – Depository and Information Agent” in the Offer to Purchase and Circular is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The information set forth in the following documents incorporated by reference into the Offer to Purchase and Circular are incorporated by reference herein: (i) Annual Information Form, dated March 16, 2017, for the year ended December 31, 2016; (ii) Annual Audited Consolidated Financial Statements for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof; and (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016.

(b)	Not applicable.

Item 11.	Additional Information.

(a)(1)	Except to the extent disclosed in the Offer to Purchase and Circular, neither Goldcorp nor, to the best of Goldcorp’s knowledge after reasonable investigation, any of Goldcorp’s directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Exeter or any of Exeter’s executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2) - (5)	The information set forth in the Offer to Purchase and Circular under “Offer to Purchase – Conditions of the Offer,” “Circular – Regulatory Matters” and “Circular – Effect of the Offer on the Market for Exeter Shares; Stock Exchange Listing and Public Disclosure” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and Circular under “Circular – Support Agreement” and “Circular – Lock Up Agreements” is incorporated herein by reference.

Item 12.	Exhibits .

(a)(1)(i)	Offer to Purchase and Circular dated April 20, 2017.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(4)(i)	Prospectus contained in Goldcorp’s Form F-10, filed with the Commission on April 20, 2017 and incorporated herein by reference.

(a)(5)(i)	Press Release dated April 20, 2017.*

(d)(1)(i)	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter.*

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017.*
*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.

By:	/s/ David Garofalo
Name: David Garofalo
Title: President and Chief Executive Officer

Dated: April 20, 2017

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer to Purchase and Circular dated April 20, 2017.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(4)(i)	Prospectus contained in Goldcorp’s Form F-10, filed with the Commission on April 20, 2017 and incorporated herein by reference.

(a)(5)(i)	Press Release dated April 20, 2017.*

(d)(1)(i)	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter.*

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017.*

*	Filed herewith.